April 22, 2008

Via Edgar and Via Facsimile (202) 772-9217

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Jeffrey P. Riedler

Re:	Uluru, Inc.
Post Effective Amendment No. 2 to Form SB-2 on Form S-3
Filed 4/16/2008
File No. 333-139417

Ladies and Gentlemen:

Reference is hereby made to the Post Effective Amendment No. 2 to Form SB-2 on Form S-3 (File No. 333-139417) (the "Post Effective Amendment") filed with the Securities and Exchange Commission (the "Commission") by ULURU Inc., a Nevada corporation (the "Company"), on April 16, 2008.  Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the Post Effective Amendment be accelerated so that the Post Effective Amendment be declared effective as of the date and time set forth below, or as soon thereafter as is practicable, unless you are orally notified to the contrary by us prior to such time:

Requested date of effectiveness:	April 25, 2007

Requested time of effectiveness:	5:00 p.m.

In response to the letter from the staff of the Commission (the "Staff") dated April 18, 2008, this letter acknowledges that (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the Post Effective Amendment effective, it does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call John J. Concannon, Esq. of Bingham McCutchen LLP at 617-951-8874 or the undersigned at 214-905-5100 with any questions or comments you might have.

ULURU Inc.

By:       /s/Terrance K. Wallberg
      Terrance K. Wallberg
      Vice President, Chief Financial Officer and Treasurer

cc:        Bryan J. Pitko (Securities and Exchange Commission)
      John J. Concannon III, Esq. (Bingham McCutchen LLP)

4452 Beltway Drive ● Addison, Texas  75001
Telephone (214) 905-5145 ● Facsimile (214) 905-5130 ● Website: www.uluruinc.com